Exhibit 99.1

Genmab Announces Financial Results for the First Nine Months of 2021

November 10, 2021; Copenhagen, Denmark;

Interim Report for the First Nine Months Ended September 30, 2021

Highlights

●	The U.S. Food and Drug Administration (U.S. FDA) granted Genmab and Seagen Inc. (Seagen) accelerated Approval for TIVDAK™ (tisotumab vedotin-tftv) for patients with recurrent or metastatic cervical cancer
●	DARZALEX® net sales as reported by Johnson & Johnson increased 49% compared to the first nine months of 2020 to USD 4,378 million, resulting in royalty income of DKK 4,167 million
●	Genmab improves its 2021 financial guidance

“The U.S. FDA approval for TIVDAK represents an important milestone both for the treatment of cervical cancer as well as for Genmab as a company,” said Jan van de Winkel, Ph.D., Chief Executive Officer of Genmab. “TIVDAK is the first and only approved antibody-drug conjugate (ADC) for adult patients with recurrent or metastatic cervical cancer with disease progression on or after chemotherapy, providing a new treatment option for patients impacted by this devastating disease. The decision by the U.S. FDA also marks the first regulatory approval for an ADC combining Genmab’s antibody with Seagen’s ADC technology and is the first approval for any therapy owned at least 50% by Genmab. This achievement was only possible because of the efforts of our dedicated and talented team, the excellent collaboration with our partner for TIVDAK, Seagen, and the patients, families and caregivers as well as the nurses, physicians and study teams who participated in our clinical trials.”

Financial Performance First Nine Months of 2021

●	Net sales of DARZALEX by Janssen Biotech Inc. (Janssen) were USD 4,378 million in the first nine months of 2021 compared to USD 2,937 million in the first nine months of 2020, an increase of USD 1,441 million, or 49%.
●	Royalty revenue was DKK 4,698 million in the first nine months of 2021 compared to DKK 3,090 million in the first nine months of 2020, an increase of DKK 1,608 million, or 52%. The increase was driven by higher net sales of DARZALEX, TEPEZZA® and Kesimpta® resulting in higher royalties.
●	Total revenue was DKK 5,863 million in the first nine months of 2021. In addition to the royalty revenue described above, Genmab also recognized DKK 794 million of milestone revenue during the first nine months of 2021. Revenue for the first nine months of 2020 was DKK 8,067 million and included the one-time upfront payment of DKK 4,398 million recognized as license revenue from AbbVie Inc. (AbbVie) pursuant to our collaboration announced in June 2020.
●	Operating expenses were DKK 3,654 million in the first nine months of 2021 compared to DKK 2,641 million in the first nine months of 2020. The increase of DKK 1,013 million, or 38%, was driven by the continued advancement of multiple pipeline projects, the increase in new employees to support the launch of TIVDAK and expansion of our product pipeline, as well as the continued development of commercialization capabilities and Genmab’s broader organizational infrastructure.
●	Operating result was DKK 2,209 million in the first nine months of 2021 compared to DKK 5,426 million in the first nine months of 2020. The decrease of DKK 3,217 million, or 59%, was driven by lower revenue as a result of the non-recurring license revenue in 2020 associated with the upfront payment from AbbVie and increased operating expenses.

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Genmab Announces Financial Results for the First Nine Months of 2021

Outlook

As announced in Company Announcement No. 66, Genmab is improving its 2021 financial guidance published on August 11, 2021, driven primarily by increased royalty revenue related to the net sales of DARZALEX.

	Revised	Previous
(DKK million)	Guidance	Guidance
Revenue	7,900 - 8,500	7,300 - 7,900
Operating expenses	(5,300) - (5,600)	(5,500) - (5,800)
Operating result	2,300 - 3,200	1,500 - 2,400

Conference Call

Genmab will hold a conference call in English to discuss the results for the first nine months of 2021 today, Wednesday, November 10, at 6:00 pm CET, 5:00 pm GMT or 12:00 pm EST. To join the call dial

+1 631 913 1422 (U.S. participants) or +44 3333000804 (international participants) and provide conference code 90392669.

A live and archived webcast of the call and relevant slides will be available at www.genmab.com/investors.

Contact:

Marisol Peron, Senior Vice President, Global Investor Relations and Communications

T: +1 609 524 0065; E: mmp@genmab.com

For Investor Relations:

Andrew Carlsen, Vice President, Head of Investor Relations

T: +45 3377 9558; E: acn@genmab.com

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Interim Report for the First Nine Months Ended September 30, 2021

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Interim Report for the First Nine Months Ended September 30, 2021

CONSOLIDATED KEY FIGURES

	3rd Quarter of	3rd Quarter of	9 Months Ended	9 Months Ended	Full Year
	2021	2020	September 30, 2021	September 30, 2020	2020
(DKK million)
Income Statement
Revenue	2,310	1,724	5,863	8,067	10,111
Research and development expenses	(1,114)	(721)	(2,883)	(2,211)	(3,137)
Selling, general and administrative expenses	(306)	(145)	(771)	(430)	(661)
Operating expenses	(1,420)	(866)	(3,654)	(2,641)	(3,798)
Operating result	890	858	2,209	5,426	6,313
Net financial items	281	(187)	808	(73)	(409)
Net result	890	530	2,292	4,177	4,758

Balance Sheet
Marketable securities	10,014	8,577	10,014	8,577	8,819
Cash and cash equivalents	8,729	8,892	8,729	8,892	7,260
Total non-current assets	2,031	2,018	2,031	2,018	2,352
Total assets	23,985	21,522	23,985	21,522	21,143
Shareholders' equity	21,285	18,477	21,285	18,477	19,121
Share capital	66	65	66	65	66

Cash Flow Statement
Cash flow from operating activities	447	5,078	1,987	7,231	6,433
Cash flow from investing activities	(1,621)	(2,565)	(655)	(1,637)	(2,351)
Cash flow from financing activities	24	19	(436)	38	71
Investment in tangible assets	(77)	(46)	(184)	(249)	(307)

Financial Ratios
Basic net result per share	13.61	8.13	35.05	64.16	73.00
Diluted net result per share	13.47	8.04	34.72	63.46	72.21
Period-end share market price	2,809	2,300	2,809	2,300	2,463
Price / book value	8.71	8.09	8.71	8.09	8.50
Shareholders' equity per share	322.50	284.26	322.50	284.26	289.71
Equity ratio	89%	86%	89%	86%	90%
Shares outstanding	65,685,053	65,498,346	65,685,053	65,498,346	65,545,748
Average number of employees (FTE*)	1,089	683	967	622	656
Number of employees at the end of the period	1,136	712	1,136	712	781

* Full-time equivalent

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Interim Report for the First Nine Months Ended September 30, 2021

OUTLOOK

	Revised	Previous
(DKK million)	Guidance	Guidance
Revenue	7,900 - 8,500	7,300 - 7,900
Operating expenses	(5,300) - (5,600)	(5,500) - (5,800)
Operating result	2,300 - 3,200	1,500 - 2,400

As announced in Company Announcement No. 66, Genmab is improving its 2021 financial guidance published on August 11, 2021, driven primarily by increased royalty revenue related to the net sales of DARZALEX and lower operating expense resulting from timing of investments for R&D activities and organizational capability build.

Revenue

Genmab expects its 2021 revenue to be in the range of DKK 7,900–8,500 million, an increase compared to previous guidance of DKK 7,300–7,900 million, driven primarily by the continued strong growth of DARZALEX net sales. Genmab’s projected revenue for 2021 primarily consists of DARZALEX royalties of DKK 5,800–6,200 million. Such royalties are based on Genmab’s revised estimate of DARZALEX 2021 net sales of USD 5.9–6.2 billion compared to Genmab’s previous estimate of USD 5.6–5.9 billion. Since the second quarter of 2020, Janssen has reduced its royalty payments to Genmab by what it claims to be Genmab’s share of Janssen’s royalty payments to Halozyme in connection with subcutaneous (SC) sales. Given the ongoing arbitration, Genmab has reflected this as a reduction to estimated 2021 revenue. The remainder of Genmab’s revenue consists of royalties from TEPEZZA, Kesimpta and RYBREVANT®, reimbursement revenue, milestones for epcoritamab and daratumumab, and other milestones.

Operating Expenses

Genmab anticipates its 2021 operating expenses to be in the range of DKK 5,300–5,600 million, a decrease compared to previous guidance of DKK 5,500–5,800 million. Operating expenses continue to be driven by the advancement of Genmab’s clinical programs, continued investment in research and development, as well as building Genmab’s commercial organization and broader organizational infrastructure.

Operating Result

Genmab now expects its 2021 operating result to be in the range of DKK 2,300–3,200 million, an increase compared to previous guidance of DKK 1,500–2,400 million, driven primarily by the increase in royalty revenue related to the net sales of DARZALEX.

Outlook: Risks and Assumptions

In addition to factors already mentioned, the estimates above are subject to change due to numerous reasons, including but not limited to the achievement of certain milestones associated with Genmab’s collaboration agreements; ongoing binding arbitration of two matters under Genmab’s license agreement with Janssen relating to daratumumab; the timing and variation of development activities (including activities carried out by Genmab’s collaboration partners) and related income and costs; DARZALEX, Kesimpta, TEPEZZA and RYBREVANT net sales and royalties paid to Genmab; and currency exchange rates (the 2021 guidance assumes a USD/DKK exchange rate of 6.0). The financial guidance assumes that no significant new agreements are entered into during the remainder of 2021 that could materially affect the results. Refer to the section “Significant Risks and Uncertainties” in this interim report.

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Interim Report for the First Nine Months Ended September 30, 2021

Additionally, the COVID-19 pandemic could potentially have a material adverse impact on Genmab’s business and financial performance, including clinical trials, projected regulatory approval timelines, supply chain and revenues, and cause Genmab’s actual results to differ materially from 2021 Guidance and Key 2021 Priorities in this interim report.

The global outbreak of COVID-19 may have long-term impacts on the development, regulatory approval and commercialization of Genmab’s product candidates and on net sales of approved products created by Genmab and developed and marketed by Genmab or Genmab’s collaboration partners. The longer the pandemic continues, the more severe the impacts described below will be on Genmab’s business. Genmab has established a COVID-19 response team, led by the CEO, that closely monitors the evolving situation, develops and implements precautionary measures to help limit the impact of COVID-19 at the workplace and on our communities, and ensures business continuity. Genmab is also actively monitoring the potential impact on Key 2021 Priorities and assessing the situation on an ongoing basis in close contact with clinical trial sites, physicians and contract research organizations to evaluate the impact and challenges posed by the COVID-19 situation and manage them accordingly. The full extent and nature of the impact of the COVID-19 pandemic and related containment measures on Genmab’s business and financial performance is uncertain as the situation continues to evolve. The factors discussed above, as well as other factors which are currently unforeseeable, may result in further and other unforeseen material adverse impacts on Genmab’s business and financial performance, including on the net sales of DARZALEX, Kesimpta, TEPEZZA and RYBREVANT, by Genmab’s partners and on Genmab’s royalty and milestone revenue therefrom.

KEY 2021 PRIORITIES

Priority	✓	Targeted Milestones
Bring our own medicines to patients	✓	●	Tisotumab vedotin[1] – U.S. FDA decision on BLA and progress to market
	X*	●	Tisotumab vedotin – JNDA submission in cervical cancer
		●	Epcoritamab[2] – acceleration and maximization of development program by advancing expansion cohorts and initiating additional Phase 3 trials
Build world-class differentiated product		●	DuoBody-PD-L1x4-1BB3 – expansion cohort data
		●	DuoBody-CD40x4-1BB3 – dose escalation data
	✓	●	Tisotumab vedotin – data in other tumor indication
		●	Earlier-stage products – progress and expand innovative product pipeline
Become leading integrated innovation powerhouse	✓	●	Operational commercialization model in U.S. and Japan
		●	Further strengthen solid financial foundation

1. Co-development w/ Seagen; 2. Co-development w/ AbbVie; 3. Co-development w/ BioNTech SE (BioNTech)

*Potential JNDA filing timeline postponed to include Phase 3 InnovaTV301 data

PRODUCT PIPELINE AND TECHNOLOGY PROGRESS FIRST NINE MONTHS OF 2021

As of the end of the third quarter of 2021, Genmab’s proprietary pipeline of product candidates, where we are responsible for at least 50% of development, consisted of six antibodies in clinical development

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including Genmab’s first U.S. FDA approved product, TIVDAK, which Genmab is co-developing and co-promoting in the U.S. with Seagen. In addition to our own pipeline, there are also multiple products in development by third-party companies, including four approved products that incorporate Genmab technology and innovation. Beyond the antibodies in clinical development, our pipeline also includes around 20 in-house and partnered pre-clinical programs. An overview of the development status of each of our products is provided in the following sections. Detailed descriptions of dosing, efficacy and safety data from certain clinical trials have been disclosed in company announcements and media releases published via the Nasdaq Copenhagen stock exchange and may also be found in Genmab’s filings with the U.S. Securities and Exchange Commission (SEC). Additional information is available on Genmab’s website, www.genmab.com. The information accessible through our website is not part of and is not incorporated by reference herein.

Genmab Proprietary Products1 in Development

1Product candidates where Genmab has ≥50% ownership. Certain products in co-development, partners as indicated

2See U.S. prescribing information for precise indication and safety information

3Genmab is developing HexaBody®-CD38 in an exclusive worldwide license and option agreement with Janssen

TIVDAK – First and only U.S. FDA approved ADC for recurrent or metastatic cervical cancer

●	An ADC directed to tissue factor (TF), a protein highly prevalent in solid tumors, including cervical cancer, which is associated with poor prognosis
●	Accelerated approval granted by the U.S. FDA for TIVDAK, the first and only approved ADC for the treatment of adult patients with recurrent or metastatic cervical cancer with disease progression on or after chemotherapy
●	The approval was based on data from the innovaTV 204 (NCT03438396) Phase 2 single-arm clinical study evaluating tisotumab vedotin as monotherapy in patients with previously treated recurrent or metastatic cervical cancer; potential Japanese New Drug Application (JNDA) filing timeline postponed to include Phase 3 innovaTV 301 (NCT04697628) data

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●	In addition to the Phase 3 study in recurrent or metastatic cervical cancer, multiple Phase 2 clinical studies in other solid tumors are ongoing
●	Developed and co-promoted in the U.S. in collaboration with Seagen

TIVDAK is an ADC composed of Genmab’s human monoclonal antibody directed to TF and Seagen’s ADC technology that utilizes a protease-cleavable linker that covalently attaches the microtubule-disrupting agent monomethyl auristatin E (MMAE) to the antibody. Genmab used technology licensed from Medarex to generate the TF antibody forming part of TIVDAK. TIVDAK is the first and only U.S. FDA approved ADC for the treatment of adult patients with recurrent or metastatic cervical cancer with disease progression on or after chemotherapy. TIVDAK is being co-developed by Genmab and Seagen, under an agreement in which the companies share all costs and profits for the product on a 50:50 basis. Under a joint commercialization agreement, Genmab will co-promote TIVDAK in the U.S. and lead commercial operational activities in Japan. Seagen will lead operational commercial activities in the U.S., Europe and China with a 50:50 cost and profit split in those markets. In any other markets, Seagen will commercialize TIVDAK and Genmab will receive royalties based on a percentage of aggregate net sales ranging from the mid-teens to the mid-twenties. The companies will continue the practice of joint decision-making on the worldwide development and commercialization strategy for TIVDAK. The companies have a broad clinical development program for TIVDAK, including a confirmatory Phase 3 study in recurrent or metastatic cervical cancer.

Please consult the U.S. Prescribing Information for TIVDAK for the labeled indication and safety information, including the boxed warning.

Third Quarter 2021 Updates

●	September: As fully described above, the U.S. FDA granted accelerated approval to Genmab and Seagen for TIVDAK. The Biologics License Application (BLA) seeking accelerated approval of TIVDAK was submitted to the U.S. FDA in February 2021 and accepted in April 2021 with a target action date of October 10, 2021. The approval was based on data from the innovaTV 204 Phase 2 clinical study.
●	September: Genmab and Seagen presented interim data from two cohorts of the Phase 1b/2 innovaTV 205 (NCT03786081) multi-cohort, open-label trial of tisotumab vedotin in recurrent or metastatic cervical cancer at the European Society for Medical Oncology Virtual Congress 2021 as part of a featured mini oral presentation. Genmab and Seagen also presented data from dose-escalation cohorts of the innovaTV 205 study at the 2021 International Gynecologic Cancer Society Annual Meeting held August 30 – September 2, 2021.

First Half 2021 Updates

●	May: Data from the innovaTV 204 study was published in The Lancet Oncology, “Efficacy and safety of tisotumab vedotin in previously treated recurrent or metastatic cervical cancer (innovaTV 204/GOG-3023/ENGOT-cx6): a multicentre, open-label, single-arm, phase 2 study.”
●	January: A Phase 3 study of tisotumab vedotin versus chemotherapy in recurrent or metastatic cervical cancer (innovaTV 301) was announced.

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Interim Report for the First Nine Months Ended September 30, 2021

Epcoritamab (DuoBody®-CD3xCD20) – Potential Best-in-class Product Candidate

●	Proprietary bispecific antibody created with Genmab’s DuoBody technology
●	Five ongoing clinical studies across different settings and histologies, including a Phase 3 study (NCT04628494) in relapsed / refractory diffuse large B-cell lymphoma (DLBCL) with more studies in planning
●	Developed in collaboration with AbbVie

Epcoritamab is a proprietary bispecific antibody created using Genmab’s DuoBody technology. Epcoritamab targets CD3, which is expressed on T-cells, and CD20, a clinically well-validated target on malignant B-cells. Genmab used technology licensed from Medarex to generate the CD20 antibody forming part of epcoritamab. Epcoritamab is being co-developed by Genmab and AbbVie. The first Phase 3 clinical study of epcoritamab in relapsed / refractory DLBCL is ongoing. In addition, Phase 1/2 clinical studies in B-cell non-Hodgkin lymphoma (B-NHL) including chronic lymphocytic leukemia (NCT04623541) and in combination with standard of care therapies for B-NHL (NCT04663347) are ongoing.

Third Quarter 2021 Update

●	September: Data from the Phase 1/2 EPCORE NHL-1 (NCT03625037) study was published in The Lancet, “Dose escalation of subcutaneous epcoritamab in patients with relapsed or refractory B-cell non-Hodgkin lymphoma: an open-label, phase 1/2 study.”

First Half 2021 Updates

●	June: Updated dose escalation data, including progression free survival, from the Phase 1/2 EPCORE NHL-1 study of epcoritamab in patients with relapsed or refractory B-cell non-Hodgkin lymphoma was presented during an oral session at the International Conference on Malignant Lymphoma and poster sessions at the American Society of Clinical Oncology Annual Meeting and the European Hematology Association (EHA) Congress.
●	February: “Epcoritamab induces potent anti-tumor activity against malignant B-cells from patients with DLBCL, FL and MCL, irrespective of prior CD20 monoclonal antibody treatment” was published in Blood Cancer Journal.
●	January: The first patient was dosed in the Phase 3 study of SC epcoritamab versus investigator’s choice of chemotherapy in patients with relapsed or refractory DLBCL. This triggered a DKK 245 million (USD 40 million) milestone to Genmab under the collaboration with AbbVie.

DuoBody-PD-L1x4-1BB (GEN1046) – Bispecific Next Generation Checkpoint Immunotherapy

●	Bispecific antibody created with Genmab’s DuoBody technology
●	Clinical studies in solid tumors ongoing
●	Developed in collaboration with BioNTech

DuoBody-PD-L1x4-1BB (GEN1046) is a proprietary bispecific antibody, jointly owned by Genmab and BioNTech, created using Genmab’s DuoBody technology. It is being co-developed by Genmab and BioNTech under an agreement in which the companies share all costs and profits for the product on a 50:50 basis. DuoBody-PD-L1x4-1BB targets PD-L1 and 4-1BB, selected to block inhibitory PD 1 / PD-L1 axis and simultaneously conditionally activate essential co-stimulatory activity via 4-1BB using inert DuoBody antibody format. Two clinical studies (NCT03917381, NCT04937153) in solid tumors are ongoing.

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Interim Report for the First Nine Months Ended September 30, 2021

DuoBody-CD40x4-1BB (GEN1042) – Potential First-in-Class Bispecific Agonistic Antibody

●	Bispecific antibody created with Genmab’s DuoBody technology
●	Phase 1/2 clinical study (NCT04083599) in solid tumors ongoing
●	Developed in collaboration with BioNTech

DuoBody-CD40x4-1BB (GEN1042) is a proprietary bispecific antibody, jointly owned by Genmab and BioNTech, created using Genmab’s DuoBody technology. It is being co-developed by Genmab and BioNTech under an agreement in which the companies share all costs and profits for the product on a 50:50 basis. CD40 and 4-1BB were selected as targets to enhance both dendritic cells (DC) and antigen-dependent T-cell activation, using an inert DuoBody format. A Phase 1/2 clinical study of DuoBody-CD40x4-1BB in solid tumors is ongoing.

Third Quarter 2021 Update

●	September: The ongoing Phase 1/2 study was updated to include multiple expansion cohorts including in combination with pembrolizumab in first-line non-small cell lung cancer (NSCLC), in first-line head and neck squamous cell carcinoma (HNSCC) and in first-line melanoma and in combination with pembrolizumab and chemotherapy in first-line HNSCC and in first-line pancreatic ductal adenocarcinoma.

First Half 2021 Update

●	April/May: Preclinical data was presented at the American Association for Cancer Research Annual Meeting.

DuoHexaBody®-CD37 (GEN3009) – First DuoHexaBody Program in the Clinic

●	Antibody product created with Genmab’s DuoHexaBody technology
●	Phase 1/2 clinical study (NCT04358458) in hematologic malignancies ongoing
●	Developed in collaboration with AbbVie

DuoHexaBody-CD37 (GEN3009) is a bispecific antibody created with Genmab’s proprietary DuoHexaBody technology platform. The DuoHexaBody platform combines the dual targeting of our DuoBody technology with the enhanced potency of our HexaBody technology, creating bispecific antibodies with target-mediated enhanced hexamerization. DuoHexaBody-CD37 is being co-developed by Genmab and AbbVie on a 50:50 basis and a Phase 1/2 clinical study in hematologic malignancies is ongoing.

HexaBody-CD38 (GEN3014) – Latest Proprietary Program in the Clinic

●	Proprietary antibody therapeutic created with Genmab’s HexaBody technology
●	Phase 1/2 clinical study (NCT04824794) in hematological malignancies ongoing
●	Developed in an exclusive worldwide license and option agreement with Janssen

HexaBody-CD38 (GEN3014) is a human CD38 monoclonal antibody product incorporating our HexaBody technology. In preclinical models of hematological malignancies, as presented at ASH in December 2019, HexaBody-CD38 demonstrated enhanced CDC and had shown potent anti-tumor activity. In June 2019, Genmab entered into an exclusive worldwide license and option agreement with Janssen to develop and commercialize HexaBody-CD38. A Phase 1/2 clinical study in hematologic malignancies is ongoing.

First Half 2021 Update

●	March: First patient dosed in first-in-human study of HexaBody-CD38.

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HexaBody-DR5/DR5 (GEN1029)

●	Proprietary antibody therapeutic created with Genmab’s HexaBody technology
●	Composed of two non-competing HexaBody antibody molecules that target two distinct DR5 epitopes
●	Genmab has decided to stop the development of HexaBody-DR5/DR5 as data was not supportive of Genmab’s strict go/no-go criteria.

HexaBody-DR5/DR5 (GEN1029) is a product comprising a mixture of two non-competing HexaBody molecules that target two distinct epitopes on death receptor 5 (DR5), a cell surface receptor that mediates a process called programmed cell death. Increased expression of DR5 has been reported in several types of tumors. The product, which was being evaluated in a Phase 1/2 clinical study (NCT03576131) in solid tumors, was created with our HexaBody technology and DR5 antibodies acquired from IDD Biotech.

Third Quarter 2021 Update

●	September: Genmab has decided to stop the development of HexaBody-DR5/DR5 as data was not supportive of Genmab’s strict go/no-go criteria. Preliminary activity was shown, but the narrow therapeutic index does not support further development.

DuoBody-CD3x5T4 (GEN1044)

●	Bispecific antibody product created with Genmab’s DuoBody technology
●	Developed in collaboration with AbbVie
●	Genmab and AbbVie have decided to stop the development of DuoBody-CD3x5T4 as data was not supportive of the companies’ strict go/no-go criteria

DuoBody-CD3x5T4 (GEN1044) is a bispecific antibody created with Genmab’s proprietary DuoBody technology platform. DuoBody-CD3x5T4 was being co-developed by Genmab and AbbVie on a 50:50 basis and was being evaluated in a Phase 1/2 clinical study (NCT04424641) in solid tumors.

Third Quarter 2021 Update

●	September: Genmab and AbbVie have decided to stop the development of DuoBody-CD3x5T4 as data was not supportive of the companies’ strict go/no-go criteria. The maximum tolerated dose was reached at a dose level that is below the one expected to be active.

Products Created by Genmab or Incorporating Genmab’s Innovation

In addition to Genmab’s own pipeline of product candidates our innovation and proprietary technology are applied in the pipelines of third-party companies. These companies are running clinical development programs with antibodies created by Genmab or created using Genmab’s DuoBody bispecific antibody technology. The programs run from Phase 1 development to approved medicines. The tables in this section include those therapies that have been approved as well as clinical stage products in Phase 2 development or later. Under the agreements for these products Genmab is entitled to certain potential milestones and royalties.

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Interim Report for the First Nine Months Ended September 30, 2021

Approved Medicines

*See local country prescribing information for precise indications and safety information

DARZALEX (daratumumab) – Redefining the Treatment of Multiple Myeloma

●	First-in-class human CD38 monoclonal antibody
●	Developed by Janssen under an exclusive worldwide license from Genmab to develop, manufacture and commercialize daratumumab
●	Intravenous (IV) formulation approved in combination with other therapies for frontline and for relapsed/refractory multiple myeloma in territories including the U.S., Europe and Japan and as monotherapy for heavily pretreated or double-refractory multiple myeloma in territories including the U.S. and Europe
●	First and only SC CD38-directed antibody approved in territories including the U.S., Europe and Japan for the treatment of certain multiple myeloma indications, known as DARZALEX FASPRO (daratumumab and hyaluronidase-fihj) in the U.S., and DARZALEX SC in Europe
●	SC daratumumab is the first and only approved therapy for light-chain (AL) amyloidosis in the U.S., Europe and Japan
●	Net sales of DARZALEX by Janssen were USD 4,378 million in the first nine months of 2021

DARZALEX is a human monoclonal antibody that binds with high affinity to the CD38 molecule, which is highly expressed on the surface of multiple myeloma cells and is also expressed by AL amyloidosis plasma cells. Genmab used technology licensed from Medarex to generate the CD38 antibody forming part of daratumumab. Daratumumab is being developed by Janssen under an exclusive worldwide license from Genmab to develop, manufacture and commercialize daratumumab. Under the terms of the agreement, Genmab is entitled to double digit royalties between 12% and 20%. Daratumumab (marketed as DARZALEX for IV administration and as DARZALEX FASPRO in the United States and as DARZALEX SC in Europe for SC administration) is approved in certain territories for the treatment of

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adult patients with certain multiple myeloma indications and is the only approved therapy in the U.S., Europe and Japan for the treatment of adult patients with AL amyloidosis.

Please consult the U.S. Prescribing Information and the European Summary of Product Characteristics for DARZALEX and DARZALEX SC and the U.S. Prescribing Information for DARZALEX FASPRO for the labeled indication and safety information.

Third Quarter 2021 Updates

●	August: Janssen received approval in Japan for the daratumumab SC formulation (daratumumab and hyaluronidase-fihj) in combination with bortezomib, cyclophosphamide, and dexamethasone (VCd) for the treatment of adult patients with newly diagnosed systemic AL amyloidosis. The approval was based on the Phase 3 ANDROMEDA (AMY3001 / NCT03201965) clinical study.
●	July: Janssen was granted an approval by the U.S. FDA for daratumumab SC in combination with pomalidomide and dexamethasone (Pd) for the treatment of adult patients with multiple myeloma who have received one prior therapy containing a proteasome inhibitor (PI) and lenalidomide and were lenalidomide refractory, or who have received at least two prior therapies that included lenalidomide and a PI and have demonstrated disease progression on or after the last therapy. The approval was based on the APOLLO (MMY3013 / NCT03180736) clinical study.

First Half 2021 Updates

●	June: Janssen received approval from the European Commission (EC) for DARZALEX SC in two indications: in combination with VCd for the treatment of adult patients with newly diagnosed systemic AL amyloidosis and in combination with Pd for the treatment of adult patients with multiple myeloma who have received one prior therapy containing a PI and lenalidomide and were lenalidomide refractory, or who have received at least two prior therapies that included lenalidomide and a PI and have demonstrated disease progression on or after the last therapy. The approvals follow positive opinions from the Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency (EMA) in May 2021. The approvals were based on the Phase 3 ANDROMEDA and APOLLO clinical studies, respectively.
●	June: Overall survival results from Janssen’s Phase 3 MAIA (MMY3008 / NCT02252172) study of daratumumab in combination with lenalidomide and dexamethasone (D-Rd) versus Rd alone in patients with newly diagnosed multiple myeloma who were ineligible for autologous stem cell transplant were presented during the late-breaking oral session at EHA.
●	April: Janssen received approval in China based on the Phase 3 LEPUS (MMY3009, NCT03234972) study of daratumumab in combination with bortezomib and dexamethasone in Chinese patients with relapsed or refractory multiple myeloma.
●	January: Janssen was granted U.S. FDA approval for the use of DARZALEX FASPRO in combination with VCd for the treatment of adult patients with newly diagnosed AL amyloidosis. The approval was based on data from the Phase 3 ANDROMEDA study.

Kesimpta (ofatumumab) – Approved in RMS in the U.S.

●	Human CD20 monoclonal antibody developed by Novartis Pharma AG (Novartis) under a license agreement with Genmab
●	Approved in territories including the U.S., EU and Japan for treatment of relapsing forms of multiple sclerosis (RMS) in adults
●	First B-cell therapy that can be self-administered by patients at home using the Sensoready® autoinjector pen

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Kesimpta is a human monoclonal antibody that targets an epitope on the CD20 molecule encompassing parts of the small and large extracellular loops. Genmab used technology licensed from Medarex to generate the CD20 antibody forming part of Kesimpta. Kesimpta was approved by the U.S. FDA in August 2020 and the EC in March 2021 for the treatment of RMS in adults. Kesimpta is the first B-cell therapy that can be self-administered by patients at home using the Sensoready autoinjector pen, once monthly after starting therapy. Additional studies with RMS patients are ongoing. Kesimpta is being developed and marketed worldwide by Novartis under a license agreement between Genmab and Novartis. Under the terms of the agreement, Genmab is entitled to 10% royalties on net sales of Kesimpta.

Please consult the U.S. Prescribing Information and the European Summary of Product Characteristics for the labeled indication and safety information for Kesimpta.

First Half 2021 Updates

●	March: The EC granted Novartis marketing authorization for the use of Kesimpta in the treatment of RMS in adults with active disease defined by clinical or imaging features. This was preceded in January 2021 by a positive opinion from the CHMP of the EMA recommending marketing authorization in the same indication.

TEPEZZA (teprotumumab-trbw) – First U.S. FDA-approved medicine for the treatment of thyroid eye disease

●	Developed and commercialized by Horizon Therapeutics, plc (Horizon) for thyroid eye disease (TED)
●	First and only U.S. FDA-approved medicine for the treatment of TED
●	Also being explored in diffuse cutaneous systemic sclerosis (dcSSC)

Teprotumumab, approved by the U.S. FDA in January 2020 under the trade name TEPEZZA, is a human monoclonal antibody that targets the Insulin-like Growth Factor 1 Receptor (IGF-1R), a well-validated target. Genmab used technology licensed from Medarex to generate the IGF-1R antibody forming part of teprotumumab. TEPEZZA is being developed and is commercialized by Horizon. The antibody was created by Genmab under a collaboration with Roche Holding AG (Roche) and development and commercialization of the product is now being conducted by Horizon under a sublicense from Roche. Under the terms of Genmab’s agreement with Roche, Genmab will receive mid-single digit royalties on sales of TEPEZZA. In December 2020, Horizon announced that there was a supply disruption related to the production of TEPEZZA due to U.S. government-mandated COVID-19 vaccine production requirements. Subsequently, Horizon announced that it had resumed supplying the market beginning in April 2021, ending the supply disruption.

Please consult the U.S. Prescribing Information for the labeled indication and safety information for TEPEZZA.

RYBREVANT (amivantamab-vmjw) – First regulatory approval for a DuoBody product

●	Part of Genmab and Janssen DuoBody research and license agreement
●	First U.S. FDA approved product created using Genmab’s proprietary DuoBody technology platform
●	Under the agreement with Janssen, Genmab will receive royalties on net sales of RYBREVANT

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Janssen’s RYBREVANT is a fully human bispecific antibody that targets EGFR and Met, two validated cancer targets. In July 2012, Genmab entered into a collaboration with Janssen to create and develop bispecific antibodies using Genmab’s DuoBody technology platform. The two antibody libraries used to produce amivantamab were both generated by Genmab. The antibody pair used to create RYBREVANT was selected in collaboration between Genmab and Janssen. Subsequent development work was led by Janssen.

In 2021, Janssen received approval from the U.S. FDA for RYBREVANT for the treatment of adult patients with locally advanced or metastatic NSCLC with epidermal growth factor receptor (EGFR) exon 20 insertion mutations whose disease has progressed on or after platinum-based chemotherapy. This is the first regulatory approval for a therapy that was created using Genmab’s proprietary DuoBody bispecific technology platform.

Please consult the U.S. Prescribing Information for RYBREVANT for the labeled indication and safety information.

First Half 2021 Update

●	May: Janssen was granted U.S. FDA approval for the use of RYBREVANT for the treatment of adult patients with locally advanced or metastatic NSCLC with EGFR exon 20 insertion mutations whose disease has progressed on or after platinum-based chemotherapy.

Clinical Stage Product Candidates

*UltiMab® transgenic mouse technology licensed from Medarex, Inc., a wholly owned subsidiary of Bristol Myers Squibb.

Preclinical Programs

●	Broad preclinical pipeline of around 20 programs
●	Preclinical pipeline includes both partnered products and in-house programs based on our proprietary technologies or antibodies
●	Multiple new IND applications expected to be submitted over coming years
●	Genmab has entered multiple strategic collaborations to support the expansion of our innovative pipeline

Our preclinical pipeline includes immune effector function enhanced antibodies developed with our HexaBody technology and bispecific antibodies created with our DuoBody platform. We are also working with our partners, including AbbVie, BioNTech, Immatics Biotechnologies GmbH, CureVac N.V.

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(CureVac) and Bolt Biotherapeutics, Inc. (Bolt), to generate additional new product concepts. A number of the preclinical programs are carried out in cooperation with our collaboration partners.

Third Quarter 2021 Update

●	July: First CTA submitted for DuoBody-CD3xB7H4 (GEN1047).

First Half 2021 Update

●	May: Genmab and Bolt entered into an oncology research and development collaboration. The companies will evaluate Genmab antibodies and bispecific antibody engineering technologies in combination with Bolt’s proprietary Boltbody™ immune-stimulating antibody conjugate (ISAC) technology platform, with the goal of discovering and developing next-generation, immune-stimulatory, antibody-based conjugate therapeutics for the treatment of cancer. The research collaboration will evaluate multiple bispecific ISAC concepts to identify up to three clinical candidates for development. Genmab will fund the research, along with the preclinical and clinical development of these candidates through clinical proof of concept. Under the terms of the agreement, Genmab paid Bolt an upfront payment of USD 10 million and a USD 15 million equity investment in Bolt in June 2021. Bolt is eligible to receive total potential milestone payments of up to USD 285 million per therapeutic candidate exclusively developed and commercialized by Genmab, along with tiered royalties. Genmab will fully fund preclinical and early clinical development of all candidates. If a candidate is co-developed, development costs will be split 50:50 between the two companies, and the companies will be solely responsible for commercialization costs in their respective territories and shall pay each other royalties on product sales.

SIGNIFICANT RISKS AND UNCERTAINTIES

As a biotech company, Genmab faces a number of risks and uncertainties. These are common for the industry and relate to operations, intellectual property, research and development, commercialization and financial activities. For further information about risks and uncertainties which Genmab faces, refer to the 2020 Annual Report filed with NASDAQ Copenhagen in February 2021 and the Form 20-F filed with the SEC in March 2021. At the date of this interim report, there have been no significant changes to Genmab’s overall risk profile since the publication of the Form 20-F; however, the full extent and nature of the impact of the COVID-19 pandemic and related containment measures on our business and financial performance is uncertain as the situation continues to develop. See Genmab’s Form 20-F for a detailed summary of risks related to our collaborations as well as risks related to the COVID-19 pandemic.

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FINANCIAL REVIEW

The interim report is prepared on a consolidated basis for the Genmab group. The financial statements are published in Danish Kroner (DKK).

Revenue

Genmab’s revenue was DKK 5,863 million for the first nine months of 2021 compared to DKK 8,067 million for the first nine months of 2020. The decrease of DKK 2,204 million, or 27%, was primarily driven by the one-time upfront payment of DKK 4,398 million recognized as license revenue from AbbVie pursuant to our collaboration announced in June 2020, partly offset by higher DARZALEX royalties as well as milestone revenue from various collaboration partners.

(DKK million)	First 9 Months 2021	First 9 Months 2020
Royalties	4,698	3,090
Reimbursement revenue	371	294
Milestone revenue	794	95
License revenue	—	4,588
Total revenue	5,863	8,067

Royalties

Royalty revenue amounted to DKK 4,698 million in the first nine months of 2021 compared to DKK 3,090 million in the first nine months of 2020. The increase of DKK 1,608 million, or 52%, was primarily driven by higher DARZALEX royalties achieved under our daratumumab collaboration with Janssen. The table below summarizes Genmab’s royalty revenue by product.

(DKK million)	First 9 Months 2021	First 9 Months 2020
DARZALEX	4,167	2,898
TEPEZZA	384	178
Kesimpta	140	1
Other	7	13
Total royalties	4,698	3,090

Net sales of DARZALEX by Janssen were USD 4,378 million in the first nine months of 2021 compared to USD 2,937 million in the first nine months of 2020. The increase of USD 1,441 million, or 49%, was driven by the continued strong uptake of DARZALEX. Royalty revenue on net sales of DARZALEX was DKK 4,167 million in the first nine months of 2021 compared to DKK 2,898 million in the first nine months of 2020, an increase of DKK 1,269 million. The percentage increase in royalties of 44% is lower than the percentage increase in the underlying net sales primarily due to the lower exchange rate between the USD and DKK in the first nine months of 2021 compared to the first nine months of 2020 and the impact of Janssen’s continued withholding of a portion of the royalty payments owed to Genmab. Since the second quarter of 2020, Janssen has reduced its quarterly royalty payments to Genmab by what Janssen claims to be Genmab’s share of Janssen’s royalty payments to Halozyme in connection with SC sales. Given the ongoing arbitration, Genmab has reflected this reduction in its royalty revenues each quarter. The impact to royalties was estimated to be DKK 270 million in the first nine months of 2021 compared to DKK 21 million in the first nine months of 2020.

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TEPEZZA was launched by Horizon in the first quarter of 2020. In December 2020, Horizon announced that there was a supply disruption related to the production of TEPEZZA due to U.S. government-mandated COVID-19 vaccine production requirements. Subsequently, Horizon announced that it had resumed supplying the market beginning in April 2021. Royalties, which are based on net sales, amounted to DKK 384 million during the first nine months of 2021 compared to DKK 178 million during the first nine months of 2020. The increase of DKK 206 million was driven by the strong uptake of TEPEZZA.

Novartis was granted U.S. FDA approval for Kesimpta in relapsing multiple sclerosis and Genmab started recognizing royalties on net sales of Kesimpta during the third quarter of 2020. Royalties, which are based on net sales, amounted to DKK 140 million for the first nine months of 2021. Royalties for the third quarter of 2020 were not material.

Janssen was granted U.S. FDA approval for RYBREVANT, a fully human bispecific antibody that targets EGFR and cMet, and Genmab started recognizing royalties on net sales of RYBREVANT during the second quarter of 2021. Royalties were not material through September 30, 2021.

Royalty revenue fluctuations from period to period are due primarily to the level of product net sales as well as foreign currency exchange rates.

Reimbursement Revenue

Reimbursement revenue amounted to DKK 371 million in the first nine months of 2021 compared to DKK 294 million in the first nine months of 2020. The increase of DKK 77 million, or 26%, was primarily driven by higher activities under our collaboration agreement with BioNTech for DuoBody-PD-L1x4-1BB.

Milestone Revenue

Milestone revenue was DKK 794 million in the first nine months of 2021 compared to DKK 95 million in the first nine months of 2020, an increase of DKK 699 million, primarily driven by the following:

●	AbbVie milestone of DKK 245 million (USD 40 million) triggered by the first patient dosed in the Phase 3 study of epcoritamab,
●	DARZALEX FASPRO milestone of DKK 184 million (USD 30 million) driven by the first commercial sale in the U.S. for patients with newly diagnosed AL amyloidosis,
●	Janssen DuoBody milestone of DKK 152 million (USD 25 million) driven by U.S. FDA approval for RYBREVANT, and
●	DARZALEX SC milestone of DKK 125 million (USD 20 million) driven by the first commercial sale in the EU for patients with newly diagnosed AL amyloidosis.

Milestone revenue may fluctuate significantly from period to period due to both the timing of achievements and the varying amount of each individual milestone under our license and collaboration agreements.

License Revenue

There was no license revenue during the first nine months of 2021. License revenue was DKK 4,588 million during the first nine months of 2020, which was primarily driven by the delivery of licenses for three programs under the AbbVie collaboration of DKK 4,398 million and the payment of DKK 188 million (USD 30 million) from Novartis as a result of Novartis’s plan to transition Arzerra (ofatumumab) to an oncology access program for chronic lymphocytic leukemia patients in the U.S.

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Collaboration Revenue

In September 2021, Genmab and Seagen announced U.S. FDA accelerated approval for TIVDAK in previously treated recurrent or metastatic cervical cancer. Collaboration revenue was not material for the third quarter of 2021.

Refer to Financial Statement Note 2 in this interim report for further details about revenue.

Research and Development Costs

Research and development costs amounted to DKK 2,883 million in the first nine months of 2021 compared to DKK 2,211 million in the first nine months of 2020. The increase of DKK 672 million, or 30%, was driven by the continued advancement of epcoritamab and DuoBody-PD-L1x4-1BB under our collaborations with AbbVie and BioNTech, respectively, and the increase in new employees to support the expansion of our product pipeline.

Research and development costs accounted for 79% of total operating expenses in the first nine months of 2021 compared to 84% in the first nine months of 2020.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were DKK 771 million in the first nine months of 2021 compared to DKK 430 million in the first nine months of 2020. The increase of DKK 341 million, or 79%, was driven by the increase in new employees to support the launch of TIVDAK, as well as expansion of commercialization capabilities and Genmab’s broader organizational infrastructure.

Selling, general and administrative expenses accounted for 21% of total operating expenses in the first nine months of 2021 compared to 16% in the first nine months of 2020.

Operating Result

Operating result was DKK 2,209 million in the first nine months of 2021 compared to DKK 5,426 million in the first nine months of 2020. The decrease of DKK 3,217 million, or 59%, was driven by lower revenue and increased operating expenses as described above.

Net Financial Items

Net financial items for the first nine months of 2021 was income of DKK 808 million compared to expense of DKK 73 million in the first nine months of 2020. The increase of DKK 881 million was primarily driven by the strengthening of the USD against the DKK on Genmab’s USD denominated portfolio and cash holdings, partly offset by the loss on other investments due to the change in fair value of Genmab’s investments in common shares of CureVac and Bolt, and the loss on marketable securities driven by movements in interest rates in the United States and Europe. Refer to Financial Statement Note 4 in this interim report for further details about the net financial items.

Corporate Tax

Corporate tax expense for the first nine months of 2021 was DKK 725 million compared to DKK 1,176 million for the first nine months of 2020. The decrease in corporate tax expense is primarily the result of Genmab’s lower net result before tax. The effective tax rate in the first nine months of 2021 was 24% compared to 22% in the first nine months of 2020. The increase in the effective tax rate is primarily due to the inability to deduct certain subsidiary losses for tax purposes.

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Net Result

Net result for the first nine months of 2021 was DKK 2,292 million compared to DKK 4,177 million in the first nine months of 2020. The decrease was driven by the items described above.

Liquidity and Capital Resources

(DKK million)	September 30, 2021	December 31, 2020
Marketable securities	10,014	8,819
Cash and cash equivalents	8,729	7,260
Shareholders' equity	21,285	19,121

Cash Flow (DKK million)	First 9 Months 2021	First 9 Months 2020
Cash provided by operating activities	1,987	7,231
Cash (used in) investing activities	(655)	(1,637)
Cash (used in) provided by financing activities	(436)	38

Net cash provided by operating activities is primarily related to our operating result, changes in operating assets and liabilities, reversal of net financial items, and adjustments related to non-cash transactions. In the first nine months of 2021, as compared to the first nine months of 2020, the primary driver of lower cash provided by operating activities was due to the upfront payment from AbbVie included in our operating result collected in July 2020, and higher positive working capital adjustments in 2020 related to DARZALEX milestones achieved in the fourth quarter of 2019 that were received in 2020 of DKK 1.7 billion.

Net cash used in investing activities primarily reflects differences between the proceeds received from sale and maturity of our investments and amounts invested, and the investment in tangible assets. Purchases of marketable securities exceeded sales and maturities in both periods, but to a greater extent in the first nine months of 2020. For the first nine months of 2021, investing activities also includes the proceeds from the sale of CureVac shares of DKK 438 million.

Net cash used in financing activities is primarily related to the exercise of warrants, purchase of treasury shares, lease payments, and payment of withholding taxes on behalf of employees on net settled Restricted Stock Units (RSUs). In the first nine months of 2021, the primary driver of the cash used in financing activities was related to cash payments for the purchase of treasury shares of DKK 447 million.

As of September 30, 2021, Genmab’s USD denominated cash and cash equivalents, and marketable securities represents 86% of Genmab’s total cash and cash equivalents, and marketable securities, compared to 83% as of December 31, 2020.

Cash and cash equivalents included short-term marketable securities of DKK 187 million at the end of September 2021, compared to DKK 2,206 million at the end of December 2020. In accordance with our accounting policy, securities purchased with a maturity of less than ninety days at the date of acquisition are classified as cash and cash equivalents. Refer to Financial Statement Note 3 in this interim report for further details about our marketable securities.

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Balance Sheet

As of September 30, 2021, total assets were DKK 23,985 million compared to DKK 21,143 million on December 31, 2020. As of September 30, 2021, assets are mainly comprised of cash and cash equivalents of DKK 8,729 million, marketable securities of DKK 10,014 million and current receivables of DKK 3,211 million. The current receivables consist primarily of amounts related to royalties and milestones from our collaboration agreements.

As of September 30, 2021, total liabilities were DKK 2,700 million compared to DKK 2,022 million on December 31, 2020. The increase in total liabilities of DKK 678 million, or 34%, was primarily driven by corporate tax payable of DKK 469 million and an increase in lease liabilities of DKK 118 million related to the commencement of leases in Japan and the United States.

Shareholders’ equity as of September 30, 2021 was DKK 21,285 million compared to DKK 19,121 million on December 31, 2020. The increase of DKK 2,164 million, or 11%, was driven primarily by Genmab’s net result and the issuance of shares related to the share-based compensation plans, partly offset by the purchase of treasury shares. Genmab’s equity ratio was 89% as of September 30, 2021 compared to 90% as of December 31, 2020.

Employees

As of September 30, 2021, the total number of employees was 1,136 compared to 712 employees as of September 30, 2020. The increase in employees was primarily driven by the expansion and acceleration of our pipeline, as well as the investment in the expansion of commercialization capabilities, including support for the launch of TIVDAK, and broader organizational infrastructure.

Employees	September 30, 2021	September 30, 2020
Research and development employees	871	595
Selling, general and administrative employees	265	117
Total employees	1,136	712

Legal Matter – Janssen Binding Arbitration

In September 2020, Genmab commenced binding arbitration of two matters arising under its license agreement with Janssen relating to daratumumab. Under the license agreement, Genmab is, among other things, entitled to royalties from Janssen on sales of daratumumab (marketed as DARZALEX for IV administration and as DARZALEX FASPRO in the United States and as DARZALEX SC in Europe for SC administration). The arbitration first is to settle whether Genmab is required to share in Janssen’s royalty payments to Halozyme Therapeutics, Inc. (Halozyme) for the Halozyme enzyme technology used in the SC formulation of daratumumab. The royalties Janssen pays to Halozyme represent a mid-single digit percentage rate of SC daratumumab sales. Janssen has started reducing its royalty payments to Genmab by what it claims to be Genmab’s share of Janssen’s royalty payments to Halozyme beginning in the second quarter of 2020 and has continued to do so through September 30, 2021. Given the ongoing arbitration, Genmab has reflected this reduction in its royalty revenues each quarter. The impact to royalties was estimated to be DKK 270 million in the first nine months of 2021 compared to DKK 21 million in the first nine months of 2020.The arbitration is also to settle whether Janssen’s obligation to pay royalties on sales of licensed product extends, in each applicable country, until the expiration or invalidation of the last-to-expire relevant Genmab-owned patent or the last-to-expire relevant Janssen-owned patent covering the product, as further defined and described in the license agreement.

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STATEMENT OF COMPREHENSIVE INCOME FOR THE 3RD QUARTER OF 2021

Income Statement	3rd Quarter of	3rd Quarter of
	2021	2020
(DKK million)

Revenue	2,310	1,724

Research and development expenses	(1,114)	(721)
Selling, general and administrative expenses	(306)	(145)
Operating expenses	(1,420)	(866)

Operating result	890	858

Financial income	511	533
Financial expenses	(230)	(720)

Net result before tax	1,171	671

Corporate tax	(281)	(141)

Net result	890	530

Basic net result per share	13.61	8.13
Diluted net result per share	13.47	8.04

Statement of Comprehensive Income

Net result	890	530

Other comprehensive income:

Amounts which will be re-classified to the income statement:
Adjustment of foreign currency fluctuations on subsidiaries	2	(24)

Total comprehensive income	892	506

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STATEMENT OF COMPREHENSIVE INCOME FOR THE FIRST NINE MONTHS OF 2021

Income Statement		9 Months Ended	9 Months Ended
	Note	September 30, 2021	September 30, 2020
(DKK million)

Revenue	2	5,863	8,067

Research and development expenses		(2,883)	(2,211)
Selling, general and administrative expenses		(771)	(430)
Operating expenses		(3,654)	(2,641)

Operating result		2,209	5,426

Financial income	4	1,211	616
Financial expenses	4	(403)	(689)

Net result before tax		3,017	5,353

Corporate tax		(725)	(1,176)

Net result		2,292	4,177

Basic net result per share		35.05	64.16
Diluted net result per share		34.72	63.46

Statement of Comprehensive Income

Net result		2,292	4,177

Other comprehensive income:

Amounts which will be re-classified to the income statement:
Adjustment of foreign currency fluctuations on subsidiaries		30	(24)

Total comprehensive income		2,322	4,153

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Interim Report for the First Nine Months Ended September 30, 2021

BALANCE SHEET

		September 30,	December 31,
	Note	2021	2020
(DKK million)
ASSETS

Intangible assets		275	338
Property, plant and equipment		583	453
Right-of-use assets	7	374	283
Receivables		33	20
Deferred tax assets		179	177
Other investments	3	587	1,081

Total non-current assets		2,031	2,352

Corporate tax receivable		—	249
Receivables		3,211	2,463
Marketable securities	3	10,014	8,819
Cash and cash equivalents		8,729	7,260

Total current assets		21,954	18,791

Total assets		23,985	21,143

SHAREHOLDERS’ EQUITY AND LIABILITIES

Share capital		66	66
Share premium		11,996	11,894
Other reserves		84	54
Retained earnings		9,139	7,107

Shareholders' equity		21,285	19,121

Provisions		9	4
Lease liabilities	7	374	277
Deferred revenue		487	487
Other payables		—	1

Total non-current liabilities		870	769

Corporate tax payable		469	—
Lease liabilities	7	63	42
Deferred revenue		26	26
Other payables		1,272	1,185

Total current liabilities		1,830	1,253

Total liabilities		2,700	2,022

Total shareholders' equity and liabilities		23,985	21,143

Share-based instruments	5
Related parties	6
Subsequent events to the balance sheet date	8

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Interim Report for the First Nine Months Ended September 30, 2021

STATEMENT OF CASH FLOWS

		9 Months Ended	9 Months Ended
	Note	September 30, 2021	September 30, 2020
(DKK million)

Net result before tax		3,017	5,353

Reversal of financial items, net		(808)	73
Adjustments for non-cash transactions		376	319
Changes in operating assets and liabilities		(756)	1,487

Cash flow from operating activities before financial items		1,829	7,232

Interest received		169	110
Interest elements of lease payments	7	(9)	(6)
Interest paid		—	(8)
Corporate taxes paid		(2)	(97)

Cash flow from operating activities		1,987	7,231

Investment in tangible assets		(184)	(249)
Marketable securities bought		(13,529)	(8,311)
Marketable securities sold		12,712	6,923
Other investments bought	3	(92)	—
Other investments sold	3	438	—

Cash flow from investing activities		(655)	(1,637)

Warrants exercised		102	87
Principal elements of lease payments		(50)	(30)
Purchase of treasury shares		(447)	—
Payment of withholding taxes on behalf of employees on net settled RSUs		(41)	(19)

Cash flow from financing activities		(436)	38

Change in cash and cash equivalents		896	5,632
Cash and cash equivalents at the beginning of the period		7,260	3,552
Exchange rate adjustments		573	(292)

Cash and cash equivalents at the end of the period		8,729	8,892

Cash and cash equivalents include:
Bank deposits		8,542	5,927
Short-term marketable securities		187	2,965

Cash and cash equivalents at the end of the period		8,729	8,892

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Interim Report for the First Nine Months Ended September 30, 2021

STATEMENT OF CHANGES IN EQUITY

	Share	Share	Translation	Retained	Shareholders'
	capital	premium	reserves	earnings	equity
(DKK million)

Balance at December 31, 2019	65	11,755	98	2,130	14,048

Net result	—	—	—	4,177	4,177
Other comprehensive income	—	—	(24)	—	(24)
Total comprehensive income	—	—	(24)	4,177	4,153

Transactions with owners:
Exercise of warrants	—	120	—	—	120
Share-based compensation expenses	—	—	—	149	149
Net settlement of RSUs	—	—	—	(19)	(19)
Tax on items recognized directly in equity	—	—	—	26	26

Balance at September 30, 2020	65	11,875	74	6,463	18,477

Balance at December 31, 2020	66	11,894	54	7,107	19,121

Net result	—	—	—	2,292	2,292
Other comprehensive income	—	—	30	—	30
Total comprehensive income	—	—	30	2,292	2,322

Transactions with owners:
Exercise of warrants	—	102	—	—	102
Purchase of treasury shares	—	—	—	(447)	(447)
Share-based compensation expenses	—	—	—	228	228
Net settlement of RSUs	—	—	—	(41)	(41)

Balance at September 30, 2021	66	11,996	84	9,139	21,285

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Interim Report for the First Nine Months Ended September 30, 2021

NOTES TO THE FINANCIAL STATEMENTS

Note 1 – Basis of Presentation

Accounting Policies

These interim statements of the Genmab group (Genmab or the Company) have been prepared in accordance with IAS 34 as issued by the International Accounting Standards Board (IASB) and in accordance with IAS 34 as endorsed by the EU and additional Danish disclosure requirements for interim reports of listed companies. The interim report has not been reviewed or audited by Genmab’s external auditors.

The interim report has been prepared using the same accounting policies as outlined in Section 1 – Basis of Presentation in the financial statements in the Genmab 2020 Annual Report (Annual Report). A number of new or amended standards became applicable for the current reporting period. Genmab was not required to change its accounting policies as a result of adopting these standards. These interim financial statements should be read in conjunction with the Annual Report.

Management Judgements and Estimates under IFRS

In preparing interim reports, certain provisions under IFRS require management to make judgements (various accounting estimates and assumptions), which may significantly impact the group’s financial statements. For a description of significant judgements and estimates, refer to Note 1.3 in the Annual Report.

Information about Geographical Areas

Genmab is managed and operated as one business unit, which is reflected in the organizational structure and internal reporting. No separate lines of business or separate business entities have been identified with respect to any licensed products, product candidates or geographical markets and no segment information is currently prepared for internal reporting. Refer to Note 2.2 in the Annual Report for further details.

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Note 2 – Revenue

Genmab enters into license and collaboration agreements that contain provisions that are within the scope of IFRS 15, under which it licenses certain rights to its product candidates to third parties and also may participate in the development and commercialization of the product candidates. The terms of these arrangements typically include payment to Genmab of one or more of the following: non-refundable, upfront license fees; exclusive designation fees; annual license maintenance fees; additional target fees; development, regulatory and commercial milestone payments; reimbursements for research and development services; and royalties on net sales of licensed products. Each of these payments results in revenue from contracts with customers.

In September 2020, Genmab commenced binding arbitration of two matters arising under its license agreement with Janssen relating to daratumumab. Under the license agreement, Genmab is, among other things, entitled to royalties from Janssen on sales of daratumumab (marketed as DARZALEX for IV administration and as DARZALEX FASPRO in the United States and as DARZALEX SC in Europe for SC administration). The arbitration first is to settle whether Genmab is required to share in Janssen’s royalty payments to Halozyme for the Halozyme enzyme technology used in the SC formulation of daratumumab. The royalties Janssen pays to Halozyme represent a mid-single digit percentage rate of SC daratumumab sales. Janssen has started reducing its royalty payments to Genmab by what it claims to be Genmab’s share of Janssen’s royalty payments to Halozyme beginning in the second quarter of 2020 and has continued to do so through September 30, 2021. Given the ongoing arbitration, Genmab has reflected this reduction in its royalty revenues each quarter. The impact to royalties was estimated to be DKK 270 million in the first nine months of 2021 compared to DKK 21 million in the first nine months of 2020. The arbitration is also to settle whether Janssen’s obligation to pay royalties on sales of licensed product extends, in each applicable country, until the expiration or invalidation of the last-to-expire relevant Genmab-owned patent or the last-to-expire relevant Janssen-owned patent covering the product, as further defined and described in the license agreement.

The table below summarizes Genmab’s revenue by type and collaboration partner under Genmab’s agreements. This information provides the reader additional information regarding the nature, amount, timing and uncertainty of Genmab’s revenue and how cash flows might be affected by economic factors.

	9 Months Ended	9 Months Ended
	September 30, 2021	September 30, 2020
(DKK million)
Revenue by type:
Royalties	4,698	3,090
Reimbursement revenue	371	294
Milestone revenue	794	95
License revenue	—	4,588

Total	5,863	8,067

Revenue by collaboration partner:
Janssen	4,722	2,961
AbbVie	245	4,398
Roche	384	185
Seagen	87	158
BioNTech	284	136
Novartis	141	202
Other collaboration partners	—	27

Total	5,863	8,067

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AbbVie Collaboration Agreement

On June 10, 2020, Genmab entered into a broad collaboration agreement with AbbVie to jointly develop and commercialize epcoritamab (DuoBody-CD3xCD20), DuoHexaBody-CD37 and DuoBody-CD3x5T4 and a discovery research collaboration for future differentiated antibody therapeutics for cancer. Under the terms of the agreement, Genmab received a USD 750 million (DKK 4,911 million) upfront payment in July 2020. Genmab recognized DKK 4,398 million as license revenue during the first nine months of 2020 driven by the delivery of licenses for the three programs described above. Genmab recorded DKK 513 million as deferred revenue related to co-development activities for product concepts and is expected to be recognized as revenue activities are performed, which is estimated to be over a seven-year period. No revenue has been recognized in the first nine months of 2021 or 2020 as co-development activities for product concepts have not yet commenced. Refer to Note 2.1 in the Annual Report for further details of the AbbVie collaboration agreement.

Note 3 – Financial Instruments

	September 30,	December 31,
	2021	2020
(DKK million)

Marketable securities	10,014	8,819
Other investments	587	1,081
Financial assets measured at fair value	10,601	9,900

Genmab’s marketable securities are administrated by external investment managers. The investment guidelines and managers are reviewed regularly to reflect changes in market conditions, Genmab’s activities and financial position. At the beginning of 2021, Genmab’s investment policy was amended to allow investments in debt rated BBB- or greater by S&P or Fitch and in debt rated Baa3 or greater by Moody’s. The amended policy also includes additional allowable investment types such as corporate debt, commercial paper, certificates of deposit, and certain types of AAA rated asset-backed securities.

Genmab’s portfolio is spread over a number of different securities with a focus on liquidity and security. Genmab’s marketable securities in USD, DKK, EUR, and GBP denominated securities as a percentage of total marketable securities was as follows:

	September 30,	December 31,
	2021	2020
Percent

USD	74%	70%
DKK	16%	19%
EUR	9%	10%
GBP	1%	1%
Total	100%	100%

As of September 30, 2021, 72% of Genmab’s marketable securities were long-term A rated or higher, or short-term A-1 / P-1 rated by S&P, Moody’s or Fitch compared to 100% as of December 31, 2020. The

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change in portfolio mix is driven by Genmab’s amendment to its investment policy in 2021 which included the expansion of allowed investment grade ratings for Genmab’s portfolio.

Fair Value Measurement

For financial instruments that are measured in the balance sheet at fair value, IFRS 13 for financial instruments requires disclosure of fair value measurements by level of the following fair value measurement hierarchy for:

●	Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities
●	Level 2 – Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices)
●	Level 3 – Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

(DKK million)	September 30, 2021				December 31, 2020
Assets Measured at Fair Value	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Marketable securities	10,014	-	-	10,014	8,819	-	-	8,819
Other investments	562	-	25	587	1,067	-	14	1,081

Marketable Securities

All fair values are determined by reference to external sources using unadjusted quoted prices in established markets for Genmab’s marketable securities (Level 1).

Other Investments

Other investments as of September 30, 2021 consist primarily of a DKK 495 million investment in common shares of CureVac, compared to DKK 1,067 million as of December 31, 2020. During the first nine months of 2021, Genmab sold 35% of its investment in common shares of CureVac. Proceeds received from the sale of shares were DKK 438 million.

During the second quarter of 2021, Genmab made an investment in common shares of Bolt. As of September 30, 2021, the investment in Bolt was valued at DKK 67 million.

The investments in CureVac and Bolt are recorded at fair value through profit and loss. The fair value of Genmab’s investments in CureVac and Bolt are determined using unadjusted quoted prices in established markets (Level 1).

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Note 4 – Financial Income and Expenses

	9 Months Ended	9 Months Ended
	September 30, 2021	September 30, 2020
(DKK million)

Financial income:
Interest and other financial income	162	126
Gain on other investments, net	—	490
Foreign exchange rate gain, net	1,049	—

Total financial income	1,211	616

Financial expenses:
Interest and other financial expenses	(10)	(7)
Loss on marketable securities, net	(184)	(37)
Loss on other investments, net	(209)	—
Foreign exchange rate loss, net	—	(645)

Total financial expenses	(403)	(689)

Net financial items	808	(73)

Foreign exchange rate gain, net was DKK 1,049 million in the first nine months of 2021 as compared to foreign exchange rate loss, net of DKK 645 million in the first nine months of 2020. The increase was driven by the strengthening of the USD against the DKK in 2021 that positively impacted our USD denominated marketable securities portfolio and cash holdings. Refer to Note 4.2 in the Annual Report for further details of foreign currency risk.

Loss on other investments, net was DKK 209 million in the first nine months of 2021 as compared to gain on other investments, net of DKK 490 million in the first nine months of 2020. The decrease was driven by the change in fair value of Genmab’s investment in common shares of CureVac and Bolt.

Loss on marketable securities, net of DKK 184 million in the first nine months of 2021 was primarily driven by the movements in interest rates in the United States and Europe.

Note 5 – Share-Based Instruments

Restricted Stock Unit Program

Genmab A/S established an RSU program as an incentive for all the Genmab group’s employees, members of the Executive Management, and members of the Board of Directors.

For details of the RSU program prior to changes in 2021, refer to Note 4.6 in the Annual Report.

In February 2021, the RSU program was amended (the “2021 RSU Program”). Under the terms of the 2021 RSU Program, the Board may decide, in its sole discretion, to accelerate the vesting of the RSUs held by a participant, or accelerate the vesting of the RSUs and make a cash settlement in case of (1) a change of control event as defined in the 2021 RSU Program, if a participant’s employment terms are

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materially changed to his or her detriment during the 12-month period following the change in control event, or if the participant, who is a member of the Board, is replaced by a new board member or such participant's seat on the Board is eliminated due to a reduction in the number of board members, or (2) certain other extraordinary transactions as described in the 2021 RSU Program.

Under the terms of the 2021 RSU Program, in the event an RSU holder separates from the Company under circumstances in which the RSU holder is considered a “bad-leaver,” such as being dismissed for cause or during the employment probationary period, unvested RSUs will be forfeited. RSU holders may maintain a pro rata portion of unvested RSUs if they separate from the Company under circumstances where they are considered “good-leavers,” such as dismissal without cause or termination of employment due to the Company’s material breach of the RSU holder’s employment terms, or if the participant is a member of the Board, if the membership of the Board ceases for any other reason than as a result of the participants death. All unvested RSUs will be forfeited in the event of termination of employment due to the RSU holder’s death.

During the first nine months of 2021, 159,567 RSUs were granted with a weighted average fair value of DKK 2,149.55 per RSU. During the first nine months of 2020, 22,672 RSUs were granted with a weighted average fair value of DKK 1,491.16 per RSU.

During the first nine months of 2021, 54,188 RSUs vested, compared to 41,111 RSUs during the first nine months of 2020. Genmab settles RSUs using shares issued from treasury stock. A portion of the settlement is withheld to satisfy individual statutory tax withholding obligations in certain jurisdictions which remain in Genmab’s treasury share account.

Warrant Program

Genmab A/S established warrant programs as an incentive for all the Genmab group’s employees, and members of the Executive Management.

For details of the warrant programs prior to changes in 2021, refer to Note 4.6 in the Annual Report.

In February 2021, the Warrant Program was amended (the “2021 Warrant Program”). Under the terms of the 2021 Warrant Program, the Board may decide, in its sole discretion, to accelerate the vesting of the warrants held by a warrant holder in case of (1) a change of control event as defined in the 2021 Warrant Program, if a warrant holder’s employment terms are materially changed to his or her detriment during the 12-month period following a change in control event, or (2) certain other extraordinary transactions as described in the 2021 Warrant Program.

Under the 2021 Warrant Program, if a warrant holder separates from the Company under circumstances in which the warrant holder is considered a “bad-leaver,” such as being dismissed for cause or during the employment probationary period, unvested warrants will be forfeited. Warrant holders may maintain a pro rata portion of unvested warrants if they separate from the Company under circumstances where they are considered “good-leavers,” such as dismissal without cause or termination of employment due to the Company’s material breach of the warrant holder’s employment terms. All unvested warrants will be forfeited in the event of termination of employment due to the warrant holder’s death.

During the first nine months of 2021, 147,568 warrants were granted to Genmab employees with a weighted average exercise price of DKK 2,189.21 per warrant and a weighted average Black-Scholes fair

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market value of DKK 683.79 per warrant. During the first nine months of 2020, 49,323 warrants were granted to Genmab employees with a weighted average exercise price of DKK 1,548.22 per warrant and a weighted average Black-Scholes fair market value of DKK 465.70 per warrant.

During the first nine months of 2021, 139,305 warrants were exercised with a weighted average exercise price on date of grant of DKK 731.29 with proceeds to Genmab of DKK 102 million. The warrants exercised increased share capital accordingly and corresponded to approximately 0.21% of share capital. During the first nine months of 2020, 423,844 warrants were exercised with a weighted average exercise price on date of grant of DKK 283.83 with proceeds to Genmab of DKK 120 million. The warrants exercised increased share capital accordingly and corresponded to approximately 0.65% of share capital.

Share-based compensation expense

Share-based compensation expenses related to Genmab RSU and warrant programs for the first nine months of 2021 totaled DKK 228 million compared to DKK 149 million for the first nine months of 2020.

Share repurchases

In general, Genmab intends to purchase its own shares in order to cover a portion of the obligations in relation to RSUs. Authorization to purchase Genmab shares up to a nominal value of DKK 500,000 (500,000 shares) was given by the shareholders at the annual general meeting in March 2016. As of December 31, 2020, a total of 225,000 shares, with a nominal value of DKK 225,000, had been repurchased under the March 2016 authorization. The March 2016 authorization expired in March 2021. Additionally, in March 2019, Genmab shareholders authorized the repurchase up to an additional nominal value of DKK 500,000 (500,000 shares). A portion of the shares that may be repurchased under this authorization may be used to cover Genmab’s obligations in relation to the RSUs. Moreover, in April 2021, Genmab shareholders authorized us to repurchase up to an additional nominal value of DKK 500,000 (500,000 shares) to cover obligations under Genmab’s share-based remuneration programs.

During the first nine months of 2021, Genmab acquired 200,000 of its own shares under a share buy-back program, representing approximately 0.3% of share capital. The total amount paid to acquire the shares, including directly attributable costs, was DKK 447 million and has been recognized as a deduction to shareholders’ equity. These shares are classified as treasury shares and are presented within retained earnings on the balance sheet as of September 30, 2021. There were no share repurchases during the first nine months of 2020.

As of September 30, 2021, 295,405 treasury shares were held by Genmab to cover the obligations in relation to the RSU program and to mitigate the dilutive effect of share capital increases resulting from future exercises of warrants.

Note 6 – Related Parties

Genmab’s related parties are Genmab A/S’ (parent company) subsidiaries, Board of Directors, Executive Management, and close members of the family of these persons.

Genmab has service agreements with, and has made equity compensation grants to, members of Executive Management in the ordinary course of business.

Transactions with Related Parties

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During the first nine months of 2021, there were no material related party transactions.

Key Changes to Executive Management and the Board of Directors

During the first nine months of 2021, there was one change to the Executive Management team. Effective March 1, 2021, Tahamtan Ahmadi, previously Senior Vice President, Head of Oncology, was appointed Executive Vice President and Chief Medical Officer, Head of Experimental Medicines. He joins the existing Executive Management team of Jan van de Winkel, President and Chief Executive Officer, Judith Klimovsky, Executive Vice President and Chief Development Officer, Anthony Pagano, Executive Vice President and Chief Financial Officer and Anthony Mancini, Executive Vice President and Chief Operating Officer.

There were no changes to the Board of Directors during the first nine months* of 2021. Following Genmab A/S’ Annual General Meeting on April 13, 2021, the Board of Directors is comprised of five independent board members, one non-independent board member, and three employee-elected board members. They are Deirdre P. Connelly (Chair), Pernille Erenbjerg (Deputy Chair), Rolf Hoffmann, Dr. Paolo Paoletti, Jonathan Peacock, Dr. Anders Gersel Pedersen, Peter Storm Kristensen, Dr. Mijke Zachariasse and Rima Bawarshi Nassar, respectively.

*As a subsequent event, Jonathan Peacock will step down from the Board of Directors effective November 15, 2021, due to increased responsibilities in connection with his other board commitments. Genmab will initiate a search for a new board member as his replacement who will be nominated for election at the 2022 Annual General Meeting.

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Note 7 – Leases

Amounts recognized in the balance sheet

The balance sheet shows the following amounts relating to leases:

	September 30,	December 31,
	2021	2020
(DKK million)
Right-of-use assets
Properties	372	280
Equipment	2	3

Total right-of-use assets	374	283

Lease liabilities
Current	63	42
Non-current	374	277

Total lease liabilities	437	319

During the first nine months of 2021, there were additions to Genmab’s right-of-use assets and lease liabilities related to the commencement of leases in Japan and the United States with respect to office space. During the first nine months of 2020, there were additions to Genmab’s right-of-use assets and lease liabilities related to the commencement of leases in the United States and the Netherlands with respect to office and laboratory space.

Significant leases not yet commenced

During 2020, Genmab entered into a lease agreement with respect to the new headquarters in Denmark with a commencement date in March 2023 and is non-cancellable until March 2038. The total future minimum payments over the term of the lease are approximately DKK 337 million and estimated capital expenditures to fit out the space are approximately DKK 40 million.

During 2019, Genmab entered into a lease agreement with respect to office and laboratory space in the Netherlands with a commencement date in February 2022 and is non-cancellable until January 2032. The total future minimum payments over the term of the lease are approximately DKK 113 million and estimated capital expenditures to fit out the space are approximately DKK 74 million.

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Amounts recognized in the statement of comprehensive income

The statement of comprehensive income shows the following amounts relating to leases:

	9 Months Ended	9 Months Ended
	September 30, 2021	September 30, 2020
(DKK million)
Depreciation charge of right-of-use assets
Properties	39	24
Equipment	1	1

Total depreciation charge of right-of-use assets	40	25

Interest expense	9	6
Expense relating to short-term leases	1	3

Interest expense is included in net financial items and expenses relating to short-term leases are included in operating expenses in the statement of comprehensive income.

Note 8 - Subsequent Events to the Balance Sheet Date

Jonathan Peacock will step down from the Board of Directors effective November 15, 2021, due to increased responsibilities in connection with his other board commitments.

No other events have occurred subsequent to the balance sheet date that could significantly affect the financial statements as of September 30, 2021.

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ABOUT GENMAB

Genmab is an international biotechnology company with a core purpose to improve the lives of people with cancer. For more than 20 years, Genmab’s vision to transform cancer treatment has driven its passionate, innovative and collaborative teams to invent next-generation antibody technology platforms and leverage translational research and data sciences, fueling multiple differentiated cancer treatments that make an impact on people’s lives. To develop and deliver novel therapies to patients, Genmab has formed 20+ strategic partnerships with biotechnology and pharmaceutical companies. Genmab’s proprietary pipeline includes bispecific T-cell engagers, next-generation immune checkpoint modulators, effector function enhanced antibodies and antibody-drug conjugates.

Genmab is headquartered in Copenhagen, Denmark with locations in Utrecht, the Netherlands, Princeton, New Jersey, U.S. and Tokyo, Japan. For more information, please visit Genmab.com and follow us on Twitter.com/Genmab.

This Interim Report contains forward looking statements. The words “believe”, “expect”, “anticipate”, “intend” and “plan” and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with pre-clinical and clinical development of products, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products or technologies obsolete, and other factors. For a further discussion of these risks, please refer to the risk management sections in Genmab’s most recent financial reports, which are available on www.genmab.com and the risk factors included in Genmab’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. Genmab does not undertake any obligation to update or revise forward looking statements in this Interim Report nor to confirm such statements to reflect subsequent events or circumstances after the date made or in relation to actual results, unless required by law.

Genmab A/S and/or its subsidiaries own the following trademarks: Genmab®; the Y-shaped Genmab logo®; Genmab in combination with the Y-shaped Genmab logo®; HuMax®; DuoBody®; DuoBody in combination with the DuoBody logo®; HexaBody®; HexaBody in combination with the HexaBody logo®; DuoHexaBody®; and HexElect®. TIVDAKTM is a trademark of Seagen Inc. Kesimpta® and Sensoready® are trademarks of Novartis AG or its affiliates. DARZALEX®, DARZALEX FASPRO® and RYBREVANT® are trademarks of Johnson & Johnson. TEPEZZA® is a trademark of Horizon Therapeutics Ireland DAC.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 67
Kalvebod Brygge 43	Fax: +45 7020 2729	Page 37/38
1560 Copenhagen V, Denmark	www.genmab.com	CVR no. 2102 3884

Interim Report for the First Nine Months Ended September 30, 2021

DIRECTORS’ AND MANAGEMENT’S STATEMENT ON THE INTERIM REPORT

The Board of Directors and the Executive Management have today considered and adopted the unaudited interim report of the Genmab group for the nine months ended September 30, 2021.

The interim report is prepared in accordance with IAS 34, “Interim Financial Reporting,” as issued by the IASB and in accordance with IAS 34 as endorsed by the EU, and additional Danish disclosure requirements for interim reports of listed companies.

We consider the applied accounting policies to be appropriate and, in our opinion, the interim report gives a true and fair view of the assets and liabilities, financial position, results of operation and cash flows of the group.

Furthermore, we consider the Management’s Review to give a true and fair account of the development in the group’s activities and financial affairs, results of operations and the group’s financial position as a whole as well as a description of the significant risks and uncertainties which the group faces, as further described in our 2020 Annual Report and the Form 20-F filed with the U.S. Securities and Exchange Commission in March 2021.

Copenhagen, November 10, 2021

Executive Management

Jan van de Winkel	Anthony Pagano	Judith Klimovsky	Anthony Mancini	Tahamtan Ahmadi
(President & CEO)	(Executive Vice President & CFO)	(Executive Vice President & CDO)	(Executive Vice President & COO)	(Executive Vice President & CMO)

Board of Directors

Deirdre P. Connelly	Pernille Erenbjerg	Anders Gersel Pedersen
(Chair)	(Deputy Chair)

Rolf Hoffmann	Paolo Paoletti	Jonathan Peacock

Mijke Zachariasse	Rima Bawarshi Nassar	Peter Storm Kristensen
(Employee elected)	(Employee elected)	(Employee elected)

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 67
Kalvebod Brygge 43	Fax: +45 7020 2729	Page 38/38
1560 Copenhagen V, Denmark	www.genmab.com	CVR no. 2102 3884